Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares (the “ADS”), each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

ADJUSTMENT TO THE CONVERSION RATE OF THE CONVERTIBLE SENIOR NOTES DUE 2032

Reference is made to our announcements dated September 11, 2025 and September 17, 2025 (collectively, the “2025 Notes Announcements”) in relation to our offering of zero coupon convertible senior notes due 2032 (the “2025 Notes”).

Further reference is made to the announcement of our March quarter 2026 and fiscal year 2026 results dated May 13, 2026 in relation to, among other things, the declaration of an annual regular cash dividend for fiscal year 2026 in the amount of US$0.13125 per ordinary share or US$1.05 per ADS (the “2026 Dividend”). Unless otherwise defined, all capitalized terms used in this announcement shall have the same meanings as defined in the 2025 Notes Announcements.

We hereby announce that as a result of the declaration of the 2026 Dividend and pursuant to the terms and conditions of the 2025 Notes, the conversion rate of the 2025 Notes was adjusted from 5.1773 ADSs per US$1,000 principal amount of the 2025 Notes to 5.2248 ADSs per US$1,000 principal amount of the 2025 Notes and the maximum conversion rate of the 2025 Notes (taking into account certain adjustments in the event of certain corporate events as disclosed in the 2025 Notes Announcements) was adjusted from 6.7953 ADSs per US$1,000 principal amount of the 2025 Notes to 6.8577 ADSs per US$1,000 principal amount of the 2025 Notes, with effect from June 11, 2026.

Following the above adjustment, the number of ordinary shares (including in the form of ADS) that we may issue upon full conversion of the 2025 Notes under the adjusted initial conversion rate increased from 131,213,488 ordinary shares to 132,417,328 ordinary shares.

Application shall be made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, such additional ordinary shares. For the avoidance of doubt, the terms and conditions of the 2025 Notes otherwise remain unchanged.

By order of the Board
Alibaba Group Holding Limited Kevin Jinwei ZHANG
Secretary

Hong Kong, June 18, 2026

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

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